January 18, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: catTHIS Holdings Corp.

Amendment No.1 to Registration Statement on Form S-1
Filed on November 14, 2022

File No. 333-264963

To the men and women of the SEC:

On behalf of catTHIS Holdings Corp. (“catTHIS”,”our”, “we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 29, 2022 addressed to Mr Yeo Choon Pin, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on November 14, 2022.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form S-1/A Filed November 14, 2022

Amendment No.2 to Registration Statement on Form S-1/A

Risk Factors

Malaysia is experiencing substantial inflationary pressures..., page 3

1. We note your risk factor indicating that inflation could affect your business, financial condition, and results of operations. Please disclose whether inflationary pressures have materially impacted you, and, if so, describe how your business has been affected.

Company Response:

The inflationary pressure in Malaysia has direct impact to our cost of sales and it also increases our business expenses. Rising rents, utilities and wages drive up our overhead costs. All of these rising costs can strain a business, especially one with limited margins.

The rising inflation threat is expected to lower purchasing power for most Malaysians. As prices rise, people buy less, and this overall effect of dampening consumer demand ripples throughout the economy. For businesses selling discretionary goods and services, demand may fall throughout extended inflationary periods.

Our response to the above comment has been added to the page 3.

Management’s Discussion and Analysis, page 9

2. We note your response to our prior comment 1. However, your disclosure still lacks detail about how your operations generate, or will generate, revenue. Please describe how clients pay for your catalogue management services; for example, disclose whether they pay a monthly subscription for access to your app or whether they pay a flat fee. Describe how you intend to monetize your app users’ data; for example, disclose whether you intend to sell the data to third-party data brokers or whether you intend to sell targeted ads on your app.

Company Response:

Our response to the above comment has been added to the page 9.

3. You disclose that part of your revenue from inception to December 31, 2021 was derived from your “studio production services”. Please describe what these services entail and ensure that responsive disclosure appears where appropriate throughout your filing.

Company Response:

The studio production service is the provision of the filming and photo shooting to customer’s products or services that customers will like to present and advertise on catTHIS mobile application.

Our response to the above comment has been added to the page 9.

General

4. Please update your disclosure where needed. For example, on pages ii and 8, you identify exhibitions “coming up” and “in the near future” that you will be attending. These statements should be updated given that the dates of these exhibitions have passed.

Company Response:

You may find our response for the above comment updated in pages ii and 8.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 18, 2023

/s/ Yeo Choon Pin
Yeo Choon Pin
Chief Executive Officer